Financial Statements of

Beyond Imagination, Inc.

For the years ended December 31, 2022 and 2021
Including Independent Accountants' Report

BEYOND IMAGINATION, INC.

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Certified Public Accountants

To the Board of Directors
of Beyond Imagination, Inc.
Delaware

We have reviewed the accompanying financial statements of Beyond Imagination, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Recurring Operating Losses

As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 7. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Beyond Imagination, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

B&L CPA

Bountiful, Utah
March 24, 2023

BEYOND IMAGINATION, INC.
Balance Sheets
As of December 31, 2022 and2021

	2022	2021
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 79,420	$ 528,130
Stockholders' Receivable	1,120	1,120
Prepaid Expenses	51,509	50,226
Total Current Assets	132,049	579,476
Property and Equipment, net	197,227	282,931
Intangible Assets, net	2,370,158	2,068,776
Deferred Tax Asset	1,184,061	1,143,200
Total Assets	$ 3,883,495	$ 4,074,383
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable	$ 162,135	$ 139,144
Credit Cards Payable	-	2,607
Accrued Liabilities	70,628	64,529
Accrued Payroll Payable	21,152	20,290
Shockholder Payables	13,467	23,487
Total Current Liabilities	267,382	250,057
Long Term Liabilities:		
SAFE Arrangement	1,224,980	624,980
Total Liabilities	1,492,362	875,037
Stockholders' equity		
Common Stock (Par value $0.0001 per share 25,000,000 shares issued, 10,003,333 outstanding)	1,000	1,000
Preferred Stock (par value $0.000001 per share, 5,000,000 shares issued, 3,142,857 outstanding)	3	3
Additional Paid in Captial	4,081,987	4,081,987
Retained Deficit	(1,691,857)	(883,644)
Total Stockholders' Equity	2,391,133	3,199,346
Total Liabilities and Stockholders' Equity	$ 3,883,495	$ 4,074,383

The accompanying notes are an integral part of these financial statements. See accountant's report.

BEYOND IMAGINATION, INC.
Income Statement
For the years ended December 31, 2022 and 2021

	2022	2021
Expenses		
General and Administrative	413,067	494,111
Development	346,754	127,983
Depreciation	89,358	88,541
Total Expenses	849,179	710,635
Loss from Operations	(849,179)	(710,635)
Other income (expense):		
Interest Income	105	63
Income Tax Benefit (expense)	40,861	409,846
Total other income (expense)	40,966	409,909
Net loss	$ (808,213)	$ (300,726)

The accompanying notes are an integral part of these financial statements. See accountant's report.

BEYOND IMAGINATION, INC.
Statement of Stockholders' Equity
For the years ended December 31, 2022 and 2021

	Common Stock		Preferred Stock		Paid In	Retained	TOTAL
	Shares	**Value**	**Shares**	**Value**	**Capital**	**Deficit**	**EQUITY**
Balance as of January 01, 2021	10,000,000	$ 1,000	3,142,857	$ 3	$ 4,081,987	$ (582,918)	$ 3,500,072
Stock Issuance	3,333	-	-	-	-		-
Net Loss						(300,726)	(300,726)
Balance as of December 31, 2021	10,003,333	1,000	3,142,857	3	4,081,987	(883,644)	(882,641)
Stock Issuance	-	-	-	-	-		-
Net Loss						(808,213)	(808,213)
Balance as of December 31, 2022	10,003,333	$ 1,000	3,142,857	$ 3	$ 4,081,987	$ (1,691,857)	$ (1,690,854)

The accompanying notes are an integral part of these financial statements. See accountant's report.

BEYOND IMAGINATION, INC.
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (808,213)	$ (300,726)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization	89,358	88,541
Change in operating assets and liabilities:		
Prepaid expenses	(1,284)	(28,916)
Deferred tax asset	(40,861)	(409,846)
Accounts payable	20,384	(123,041)
Accrued liabilities	6,950	33,644
Stockholder payables	(10,020)	21,454
Net cash used by operating activities	(743,686)	(718,890)
Cash flows from investing activities:		
Purchases of property and equipment	(3,642)	(2,412)
Purchases of intangible assets	(301,382)	(678,326)
Net cash used in investing activities	(305,024)	(680,738)
Cash flows from financing activities:		
Proceeds from SAFE Liability	600,000	624,980
Net cash provided in financing activities	600,000	624,980
Net change in cash and cash equivalents	(448,710)	(774,648)
Cash and cash equivalents at beginning of period	528,130	1,302,778
Cash and cash equivalents at end of period	$ 79,420	$ 528,130

The accompanying notes are an integral part of these financial statements. See accountant's report.

BEYOND IMAGINATION, INC.
Statements of Functional Expenses
For the years ended December 31, 2022 and 2021

	2022	2021
General and Administrative		
Accounting	$ 4,800	$ 5,080
Advertising	7,408	8,981
Bank Fee	170	442
Conferences & Seminars	-	-
Insurance	11,800	18,090
Legal	23,512	95,925
Licenses & Fees	304	495
Miscellaneous Expenses	1,791	6,783
Office Supplies	17,803	14,068
Postage & Shipping	5,281	6,442
Rent	38,722	30,284
Payroll Expense	224,147	253,045
Taxes	-	3,586
Travel	75,260	50,360
Utilities	2,069	530
Total General and Administrative	$ 413,067	$ 494,111

	2022	2021
Development		
Computer Expense	$ 8,949	$ 14,605
Development	337,805	112,464
Supplies	-	914
Total Development	$ 346,754	$ 127,983

The accompanying notes are an integral part of these financial statements. See accountant's report.

1. Nature of Business

Beyond Imagination, Inc (the "Company"), was organized under the laws of the State of Delaware on October 2, 2017. The Company is engaged in the development of the following technological projects:

- Beomni Robotics AI Platform which consists of three elements: 1) a general purpose humanoid robot that can be controlled by a human remotely via (2) our cloud platform and VR computer system, over time the data gained from use by the human to perform tasks trains (3) our Omni-Purpose AI Brain so that it can learn how to do the tasks autonomously. The ecosystem created will enable limitless applications, limited only by the imagination.

- Reach App is a platform and mobile app to enable a user to place digital objects in any space, and then depending on the viewer's relationship to the user placing the digital objects, the viewer can see and even manipulate these objects. Neither the viewer nor the user need to physically be in the space the object has been placed if either user is connected via their phone to another phone that has its camera focused on an area. In this case, the viewer can digitally reach through the phone and place objects and move them about and both parties can see the object. The approach is to take augmented reality to next step, creating a social network that involves objects locked to geo locations that can be either public viewable based on their interests or the groups you align with or the friends in the platform that the user is connected to.

2. Summary of Significant Accounting Policies

a. *Basis of Accounting*

The Company uses the accrual basis of accounting, and their accounting period is the 12-month period ending December 31 of each year.

b. *Accounting Standards Codification*

The Financial Accounting Standards Board ("FASB") has issued the FASB Accounting Standards Codification ("ASC") that became the single official source of authoritative U.S. generally accepted accounting principles ("GAAP"), other than guidance issued by the Securities and Exchange Commission (SEC), superseding existing FASB, American Institute of Certified Public Accountants, emerging Issues Task Force and related literature. All other literature is not considered authoritative. The ASC does not change GAAP; it introduces a new structure that is organized in an accessible online research system.

c. *Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment; valuation allowances for receivables, and estimated recoverability of intangible assets. Actual results could differ from those estimates.

d. *Cash and Cash Equivalents*
Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase. Also included within cash equivalents are deposits in-transit from banks. As of December 31, 2022 and 2021 the company had cash and cash equivalents of $79,420 and $528,130, respectively, and exceeded the federally insured limit of $250,000 by $-0- and $278,130, respectively.

e. *Property and Equipment*
Property and equipment are stated at historical cost and are depreciated using the straight-line method over the estimated useful lives of related assets. Expenditures for major improvements are capitalized; expenditures for maintenance, repairs and minor improvements are charged to expense as incurred. Upon the sale or retirement of property, plant and equipment, any gain or loss on disposition is reflected in results of operations (in other income (expense), and the related asset cost and accumulated depreciation or amortization are removed from the respective accounts.

f. *Income Taxes*
The entity is structured as a Corporation under the laws of the state of Delaware. The liability for income taxes is the responsibility of the company.

g. *Advertising Costs*
The Company expenses advertising costs as incurred. Advertising expense for the year and six-month period ending December 31, 2022 and 2021 were $7,408 and $8,981, respectively.

h. *Concentration of Risk*
The Company maintains its cash in bank deposit accounts which at times exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

3. Property and Equipment
Property and equipment consist of the following as of December 31, 2022 and 2021:

	12/31/2021	Additions	Disposals	12/31/2022
Computer Equipment	$ 15,736	$ 3,642	$ -	$ 19,378
Lab Equipment	418,489		-	418,489
	434,225	3,642	-	437,867
Less: Accumulated Depreciatior	(151,294)	(89,346)	-	(240,640)
Net Book Value	$ 282,931			$ 197,227

	12/31/2020	Additions	Disposals	12/31/2021
Computer Equipment	$ 13,324	$ 2,412	$ -	$ 15,736
Lab Equipment	418,489	-	-	418,489
	431,813	2,412	-	434,225
Less: Accumulated Depreciatior	(62,754)	(88,540)	-	(151,294)
Net Book Value	$ 369,059			$ 282,931

Depreciation expense for the years ending December 31, 2022 and 2021, were $89,358 and $88,541, respectively.

4. Intangible Assets

Property and equipment consist of the following as of December 31, 2021 and 2020:

	12/31/2021	Additions	Disposals	12/31/2022
Patents	$ 16,578	$ 12,714	$ -	$ 29,292
Technology in Development	2,052,198	288,668	-	2,340,866
	2,068,776	301,382	-	2,370,158
Less: Accumulated Amortizatior	-	-	-	-
Net Book Value	$ 2,068,776			$ 2,370,158

	12/31/2020	Additions	Disposals	12/31/2021
Patents	$ 8,360	$ 8,218	$ -	$ 16,578
Technology in Development	1,382,090	670,108	-	2,052,198
	1,390,450	678,326	-	2,068,776
Less: Accumulated Amortizatior	-	-	-	-
Net Book Value	$ 1,390,450			$ 2,068,776

Amortization expense for the years ending December 31, 2022 and 2021 were $0 each year because the patents and the technology have not begun their useful lives.

5. SAFE Arrangement

The Company has entered into a SAFE (Simple Agreement for Future Equity) arrangement. The terms of this agreement grant the holder shares of stock in the company at a discount rate of 85% at the time of a “liquidity event”. The agreement allows the Company to draw on funding up to $2,500,000. Until such time as the SAFE arrangement is satisfied through a liquidity event, the liability is to be treated as a junior preferred stock.

There is no expectation of a liquidity even in the coming 12 months, so the arrangement has been classified as long term.

6. Income Tax

As of December 31, 2022, the company had the following income tax returns subject to examination:

Juristiction	Open Years for Filed Returns	Return filed in 2022
Federal	2020 - 2022	2021
California	2020 - 2022	2021
Colorado	2020 - 2022	2021
Deleware	2020 - 2022	2021

As of December 31, 2022 and 2021, the following were the book to tax conversions:

	2022	**2021**
Book Net Loss	$ (808,213)	$ (300,726)
Book/Tax Deprecation Difference	25,359	18,127
Assets Expensed for Tax Purposes	(670,108)	(991,961)
Other Book/Tax Differences	(58,098)	9,261
Tax Benefit	(409,846)	(459,179)
Tax Net Loss	$ (1,920,906)	$ (1,724,478)

The Tax benefit for the years ending December 31, 2022 and 2021 were $40,861 and $409,846, respectively.

7. Going Concern

Principal Condition

As the Company does not currently have an established source of income, the ability of this organization to continue as a going concern is at risk

Management's Evaluation

Management has reviewed the conditions of the company and has planned accordingly. The entity has minimal liabilities that are not tied to capital. This has been done intentionally to ensure that if this company (that is in development) does not continue all obligations can be met.

Management's plan

Management has established multiple options for equity financing and intends to continue to seek equity financing as it has done in the past.

8. Date of Management's Evaluation

Management has reviewed and evaluated subsequent events through March 24, 2023, the date on which the financial statements were issued.